FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being filed by Seanergy Maritime Holdings Corp. (the "Company") to report the following recent developments relating to the Company's financing agreements:
November 2015 Alpha Bank A.E. Loan Facility:
The Company reached an agreement with Alpha Bank A.E. with respect to the loan facility dated November 4, 2015 to defer the application date of a certain covenant until the second quarter of 2018.
Specifically, the Company and Alpha Bank A.E. agreed to the following amendment:
1.
Deferral from January 1, 2018 to April 1, 2018 of the security requirement that the market value of Squireship plus any additional security to the total facility outstanding shall not be less than 125%.

HSH Nordbank AG Loan Facility:
The Company reached an agreement with HSH Nordbank AG with respect to the loan facility dated September 1, 2015 (the "HSH Loan Facility") and related guarantee to defer the application date of certain covenants until the second quarter of 2018.
Specifically, the Company and HSH Nordbank AG agreed to the following amendments:
1.
Deferral from October 1, 2017 to May 1, 2018 of the security coverage requirement that the market value of the Geniuship and Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the HSH Loan Facility) not be less than 120%;

2.
Deferral from December 31, 2017 to June 30, 2018 of the requirement that the Company, on a consolidated basis, maintain a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75%; and

3.
Deferral from the quarter ended December 31, 2017 to the quarter ended June 30, 2018 of the requirement that the Company maintain a ratio of EBITDA (excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels) to interest payments that is not less than 2:1.

Natixis Loan Facility:
The Company reached an agreement with Natixis with respect to the loan facility dated December 2, 2015 (the "Natixis Loan Facility") to defer the application date of certain covenants until the second quarter of 2018.
Specifically, the Company and Natixis agreed to the following amendments:
1.
Waiver from February 1, 2017 to May 2, 2018 of the security coverage requirement that the market value of Championship plus any additional security to total facility outstanding shall not be less than 120%;

2.	Waiver from January 1, 2018 to May 2, 2018 of the requirement that the Company maintain a Leverage Ratio (as defined in the Natixis Loan Facility) that does not exceed 75%;
3.
Waiver from January 1, 2018 to May 2, 2018 of the requirement that the Company maintain a ratio of EBITDA (as defined in the Natixis Loan Facility) to Net Interest Expense (as defined in the Natixis Loan Facility) that is not less than 2:1; and

4.
Waiver from January 1, 2018 to May 2, 2018 of the Borrower's Minimum Liquidity requirement (as defined in the Natixis Loan Facility) and of the requirement of the Guarantor to maintain cash and cash equivalents in a specified amount.

UniCredit Bank AG Loan Facility:
The Company reached an agreement with Unicredit Bank AG with respect to the loan facility dated September 11, 2015 (the "UniCredit Loan Facility") to defer the application date of certain covenants until the second quarter of 2018.
Specifically, the Company and Unicredit Bank AG agreed to the following amendments:
1.
Deferral from June 30, 2017 to May 1, 2018 of the security coverage requirement that the market value of Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost (if any) of terminating any transactions entered into under the Hedging Agreement (as defined in the UniCredit Loan Facility) shall not be less than 120%;

2.	Deferral from September 30, 2017 to June 30, 2018 of the requirement that the Company maintain a Leverage Ratio (as defined in the UniCredit Loan Facility) that does not exceed 75%; and
3.
Deferral from September 30, 2017 to June 30, 2018 of the requirement that the Company maintain a ratio of EBITDA (as defined in the UniCredit Loan Facility) to Net Interest Expense (as defined in the UniCredit Loan Facility) that is not less than 2:1.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the SEC with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: March 14, 2017	By:	/s/ Stamatis Tsantanis
Stamatis Tsantanis
Chief Executive Officer